Exhibit 99.4

EIGHTH AMENDMENT TO

FOURTH AMENDED AND RESTATED TERM LOAN CREDIT AGREEMENT

EIGHTH AMENDMENT TO FOURTH AMENDED AND RESTATED TERM LOAN CREDIT AGREEMENT (this “Eighth Amendment”), dated as of October 4, 2023, among BRP INC., a corporation existing under the laws of Canada (“Holdings”), BOMBARDIER RECREATIONAL PRODUCTS INC., a corporation existing under the laws of Canada (the “Borrower”), each Guarantor party hereto, BANK OF MONTREAL (“Bank of Montreal”), as administrative agent (in such capacity, including any permitted successor and assigns, the “Administrative Agent”), and the 2023 Replacement Term Loan Lenders (as defined below). All capitalized terms used herein (including in this preamble) and not otherwise defined herein shall have the respective meanings provided such terms in the Term Credit Agreement referred to below.

PRELIMINARY STATEMENTS

WHEREAS, the Borrower has entered into that certain Fourth Amended and Restated Term Loan Credit Agreement, dated as of May 23, 2018, among Holdings, the Borrower, the other Guarantors from time to time party thereto, the Lenders party thereto from time to time and Bank of Montreal, as the Administrative Agent (as amended, restated, amended and restated, supplemented and/or otherwise modified from time to time to, but not including, the date hereof, the “Term Credit Agreement”);

WHEREAS, on the date hereof (but prior to giving effect to this Eighth Amendment), there are outstanding 2022-2 Incremental Loans under the Term Credit Agreement (the “Existing 2022-2 Incremental Loans”) in an aggregate principal amount of $496,250,000.

WHEREAS, in accordance with the provisions of Section 10.01 of the Term Credit Agreement, the Borrower wishes to amend the Term Credit Agreement to enable the Borrower to refinance in full the outstanding Existing 2022-2 Incremental Loans with the proceeds of 2023 Replacement Term Loans (as defined below), as more fully provided herein;

WHEREAS, the Borrower, the Administrative Agent and the 2023 Replacement Term Loan Lenders wish to amend the Term Credit Agreement to provide for the refinancing in full of all outstanding Existing 2022-2 Incremental Loans with the 2023 Replacement Term Loans on the terms and subject to the conditions set forth herein (which, pursuant to Section 1.12 of the Term Credit Agreement may be facilitated by a cashless settlement mechanism approved by the Borrower, the Administrative Agent and the relevant Lenders); and

WHEREAS, pursuant to that certain engagement letter, dated as of September 24, 2023, among BMO CAPITAL MARKETS CORP. (“BCM”), RBC CAPITAL MARKETS (“RBCCM”), ROYAL BANK OF CANADA (“Royal Bank” and together with RBCCM, “RBC”), TD SECURITIES (USA) LLC (“TD”) and the Borrower (the “Eighth Amendment Engagement Letter”), BCM, RBCCM and TD shall act as joint lead arrangers and joint bookrunners (with BCM to have “left” placement in any and all marketing materials and have the leading roles and responsibilities conventionally associated with such “left” placement) with respect to this Eighth Amendment and the 2023 Replacement Term Loans provided for hereunder.

NOW, THEREFORE, for good and valuable consideration, the receipt and adequacy of which is acknowledged by each party hereto, it is agreed that:

SECTION 1.

RULES OF CONSTRUCTION. The rules of construction specified in Section 1.02 of the Term Credit Agreement shall apply to this Eighth Amendment, including the terms defined in the preamble and recitals hereto.

SECTION 2.  AMENDMENTS TO CREDIT AGREEMENT.

(a)   (i) Subject to the satisfaction of the conditions set forth in Section 5, the 2023 Replacement Term Loan Lenders hereby severally agree to make 2023 Replacement Term Loans to the Borrower on the Eighth Amendment Closing Date (as defined below) in the aggregate principal amount of $496,250,000 to refinance all outstanding Existing 2022-2 Incremental Loans in accordance with the relevant requirements of the Term Credit Agreement (as modified hereby) and this Eighth Amendment. It is understood and agreed that the 2023 Replacement Term Loans being made pursuant to this Eighth Amendment and the Term Credit Agreement (as modified hereby) shall constitute “Replacement Term Loans” as defined in, and pursuant to, Section 10.01 of the Term Credit Agreement and the Existing 2022-2 Incremental Loans being refinanced shall constitute “Replaced Term Loans” as defined in, and pursuant to, Section 10.01 of the Term Credit Agreement. Except as expressly provided in this Eighth Amendment (including, without limitation, as to the Applicable Rate) and the Term Credit Agreement (as modified hereby), the 2023 Replacement Term Loans shall be on terms identical to the Existing 2022-2 Incremental Loans (including, without limitation, as to Guarantors, Collateral (and ranking) and payment priority).

(ii)  On the Eighth Amendment Closing Date, all then outstanding Existing 2022-2 Incremental Loans shall be refinanced in full as follows:

(w)  the outstanding principal amount of the Existing 2022-2 Incremental Loan of each Lender which (i) is an existing 2022-2 Incremental Lender under the Term Credit Agreement prior to giving effect to this Eighth Amendment (each, an “Existing 2022-2 Incremental Lender”) and (ii) is not party hereto as a “New 2023 Replacement Term Lender” or a “2023 Converting Incremental Lender” (a Lender meeting the requirements of clauses (i) and (ii), each, a “Non-Converting Incremental Lender”) shall be repaid in full in cash;

(x)  to the extent any Existing 2022-2 Incremental Lender has a 2023 Replacement Incremental Loan Conversion Amount (as defined in the Term Credit Agreement, as amended hereby) that is less than the full outstanding principal amount of the Existing 2022-2 Incremental Loan of such Existing 2022-2 Incremental Lender, such Existing 2022-2 Incremental Lender shall be repaid in cash in an amount equal to the difference between the outstanding principal amount of the Existing 2022-2 Incremental Loan of such Existing 2022-2 Incremental Lender and such Existing 2022-2 Incremental Lender’s 2023 Replacement Incremental Loan Conversion Amount (the “Non-Converting Incremental Portion”);

(y)  the outstanding principal amount of the Existing 2022-2 Incremental Loan of each Existing 2022-2 Incremental Lender which has executed this Eighth Amendment as a “2023 Converting Incremental Lender” (each, a “2023 Converting Incremental Lender”) shall automatically be converted into a term loan (each, a “Converted 2023 Replacement Incremental Loan”) in a principal amount equal to such 2023 Converting Incremental Lender’s 2023 Replacement Incremental Loan Conversion Amount (each such conversion, a “2023 Replacement Incremental Loan Conversion”); and

(z)  each Person that has executed this Eighth Amendment as (i) a “New 2023 Replacement Term Loan Lender” (each, a “New 2023 Replacement Term Loan Lender” and, together with the 2023 Converting Incremental Lenders, collectively, the “2023

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Replacement Term Loan Lenders”) or (ii) a 2023 Converting Incremental Lender with a 2023 Replacement Term Loan Commitment (as a result of such 2023 Converting Incremental Lender’s total allocation of 2023 Replacement Term Loans exceeding its Converted 2023 Replacement Incremental Loans), in each case, severally agrees to make a new term loan to the Borrower, on the Eighth Amendment Closing Date (each such new term loan, a “New 2023 Replacement Term Loan” and, collectively, the “New 2023 Replacement Term Loans” and, together with the Converted 2023 Replacement Incremental Loans, the “2023 Replacement Term Loans”) in a principal amount equal to the amount opposite such New 2023 Replacement Term Loan Lender’s name on Schedule I hereto (as to any New 2023 Replacement Term Loan Lender, its “2023 Replacement Term Loan Commitment”).

(iii)  On the Eighth Amendment Closing Date, each 2023 Replacement Term Loan Lender hereby agrees to “fund” its 2023 Replacement Term Loan as follows: (x) each 2023 Converting Incremental Lender shall “fund” its 2023 Replacement Term Loan to the Borrower by converting all or a portion of its then outstanding principal amount of Existing 2022-2 Incremental Loan into a 2023 Replacement Term Loan in a principal amount equal to such 2023 Converting Incremental Lender’s 2023 Replacement Incremental Loan Conversion Amount as provided in preceding clause (ii)(y) (which, for the avoidance of doubt, shall be accomplished by a cashless settlement mechanism) and (y) each New 2023 Replacement Term Loan Lender (or any 2023 Converting Incremental Lender with an additional 2023 Replacement Term Loan Commitment) shall fund in cash to the Borrower an amount equal to such New 2023 Replacement Term Loan Lender’s (or 2023 Converting Incremental Lender’s) 2023 Replacement Term Loan Commitment.

(iv)  The Converted 2023 Replacement Incremental Loans subject to the 2023 Replacement Incremental Loan Conversion shall be allocated ratably to the outstanding Borrowings of Existing 2022-2 Incremental Loans (in the case of SOFR Existing 2022-2 Incremental Loans, subject to different Interest Periods immediately prior to giving effect thereto). Each resulting “borrowing” of Converted 2023 Replacement Incremental Loans shall constitute a new “Borrowing” under the Term Credit Agreement and shall (x) with respect to SOFR Converted 2023 Replacement Incremental Loans, be subject to the same Interest Period (and the same Adjusted Term SOFR) applicable to the Borrowing of SOFR Existing 2022-2 Incremental Loans to which it relates, which Interest Period shall continue in effect until such Interest Period expires and a new type of Borrowing is selected in accordance with the provisions of Section 2.02 of the Term Credit Agreement or (y) with respect to Base Rate Converted 2023 Replacement Incremental Loans, continue as Base Rate Loans until a new type of Borrowing is selected in accordance with the provisions of Section 2.02 of the Term Credit Agreement. New 2023 Replacement Term Loans shall be allocated ratably to repay outstanding Borrowings of Existing 2022-2 Incremental Loans that are not subject to a 2023 Replacement Incremental Loan Conversion (in the case of SOFR Existing 2022-2 Incremental Loans, subject to different Interest Periods immediately prior to giving effect thereto), and shall be (x) with respect such SOFR Existing 2022-2 Incremental Loans, initially incurred as SOFR Borrowings which shall be allocated ratably to such outstanding “deemed” Borrowings of SOFR Converted 2023 Replacement Incremental Loans on the Eighth Amendment Closing Date (subject to different Interest Periods on the Eighth Amendment Closing Date after giving effect to the foregoing provisions of this clause (iv)) and (y) with respect to such Base Rate Existing 2022-2 Incremental Loans, initially incurred as Base Rate Loans which shall be allocated to such outstanding “deemed” Borrowings of Base Rate Converted 2023 Replacement Incremental Loans on the Eighth Amendment Closing Date. Each such “borrowing” of SOFR New 2023 Replacement Term Loans shall (A) be added to (and made a part of) the related deemed Borrowing of SOFR Converted 2023 Replacement Incremental Loans, as the case may be, and (B) be subject to (x) an Interest Period which commences on the Eighth Amendment Closing Date and ends on the last day

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of the Interest Period applicable to the related deemed Borrowing of SOFR Converted 2023 Replacement Incremental Loans, as the case may be, to which it is added and (y) the same Adjusted Term SOFR applicable to such deemed Borrowing of SOFR Converted 2023 Replacement Incremental Loans, as the case may be.

(v)  On the Eighth Amendment Closing Date, the Borrower shall pay in cash (a) all accrued and unpaid interest on the Existing 2022-2 Incremental Loans through, but not including, the Eighth Amendment Closing Date and (b) to each Non-Converting Incremental Lender and each 2023 Converting Incremental Lender with a Non-Converting Incremental Portion (solely with respect to such Non-Converting Incremental Portion), any breakage loss or expenses due under Section 3.05 of the Term Credit Agreement (it being understood that existing Interest Periods of the Existing 2022-2 Incremental Loans held by 2023 Replacement Term Loan Lenders prior to the Eighth Amendment Closing Date shall continue on and after the Eighth Amendment Closing Date pursuant to preceding clause (iv) and shall accrue interest in accordance with Section 2.08 of the Term Credit Agreement on and after the Eighth Amendment Closing Date as if the Eighth Amendment Closing Date were a new Borrowing date). Notwithstanding anything to the contrary herein or in the Term Credit Agreement, each 2023 Converting Incremental Lender agrees to waive any entitlement to any breakage loss or expenses due under Section 3.05 of the Term Credit Agreement with respect to the repayment of any of its Existing 2022-2 Incremental Loans by way of the 2023 Replacement Incremental Loan Conversion on the Eighth Amendment Closing Date.

(vi)  Promptly following the Eighth Amendment Closing Date, all Notes, if any, evidencing the Existing 2022-2 Incremental Loans shall be cancelled, and any 2023 Replacement Term Loan Lender may request that its 2023 Replacement Term Loan be evidenced by a Note pursuant to Section 2.11(a) of the Term Credit Agreement.

(vii)  Notwithstanding anything to the contrary contained in the Term Credit Agreement, all proceeds of the New 2023 Replacement Term Loans (if any) will be used solely to repay outstanding Existing 2022-2 Incremental Loans of Non-Converting Incremental Lenders (if any) and outstanding Existing 2022-2 Incremental Loans of 2023 Converting Incremental Lenders in an amount equal to the Non-Converting Incremental Portion (if any) of such 2023 Converting Incremental Lenders’ Existing 2022-2 Incremental Loans, in each case, on the Eighth Amendment Closing Date.

(b)  Subject to the satisfaction of the conditions set forth in Section 5, upon the making of the 2023 Replacement Term Loans, the Term Credit Agreement is hereby amended to delete the stricken text (indicated textually in the same manner as the following example: ~~stricken text~~) and to add the underlined text (indicated textually in the same manner as the following example: underlined text) as set forth in the pages of the Term Credit Agreement attached as Exhibit A hereto.

SECTION 3.  REFERENCE TO AND EFFECT ON THE TERM CREDIT AGREEMENT. On and after the Eighth Amendment Closing Date, (i) each reference in the Term Credit Agreement to “this Agreement,” “hereunder,” “hereof” or text of like import referring to the Term Credit Agreement shall mean and be a reference to the Term Credit Agreement as amended by this Eighth Amendment, (ii) the 2023 Replacement Term Loans shall constitute “Loans” and “Term Loans”, in each case, under and as defined in the Term Credit Agreement, (iii) the 2023 Replacement Term Loan Lenders shall each constitute a “Lender” and a “Term Lender”, (other than for purposes of Section 2.01(a)(i) of the Term Credit Agreement), in each case, under and as defined in the Term Credit Agreement, (iv) the 2023 Replacement Term Loan Commitments shall constitute, “Commitments” under and as defined in the Term Credit Agreement. On and after the effectiveness of this Eighth Amendment, this Eighth Amendment shall for all purposes constitute a “Loan Document” under and as defined in the Term Credit Agreement and the other Loan Documents.

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SECTION 4.  REPRESENTATIONS & WARRANTIES. In order to induce the 2023 Replacement Term Loan Lenders and the Administrative Agent to enter into this Eighth Amendment and to induce the 2023 Replacement Term Loan Lenders to make the 2023 Replacement Term Loans hereunder, each Loan Party hereby represents and warrants to the 2023 Replacement Term Loan Lenders and the Administrative Agent on and as of the Eighth Amendment Closing Date, that:

(a)  The execution, delivery and performance by such Loan Party of this Eighth Amendment will not (i) contravene the terms of any of such Person’s Organization Documents, (ii) conflict with or result in any breach or contravention of, or the creation of any Lien under (other than as permitted by Section 7.01 of the Term Credit Agreement), or require any payment to be made under (x) any Contractual Obligation to which such Person is a party or affecting such Person or the properties of such Person or any of its Subsidiaries or (y) any material order, injunction, writ or decree of any Governmental Authority or any arbitral award to which such Person or its property is subject or (iii) violate any Law; except with respect to any conflict, breach or contravention or payment (but not creation of Liens) referred to in clauses (ii) and (iii), to the extent that such violation, conflict, breach, contravention or payment could not reasonably be expected to have a Material Adverse Effect.

(b)  Each Loan Party party hereto has the requisite power and authority to execute, deliver and perform the terms and provisions of this Eighth Amendment and has taken all necessary corporate or other organizational action to authorize the execution, delivery and performance by it of this Eighth Amendment. Each Loan Party has duly executed and delivered this Eighth Amendment, and this Eighth Amendment, the Term Credit Agreement as amended hereby and each other Loan Document to which such Loan Party is a party constitutes its legal, valid and binding obligation enforceable in accordance with its terms, except as such enforceability may be limited by (i) Debtor Relief Laws and by general principles of equity principles of good faith and fair dealing, and (ii) the need for filings and registrations necessary to create or perfect the Liens on the Collateral granted by the Loan Parties in favor of the Secured Parties and (iii) the effect of foreign Laws, rules and regulations as they relate to pledges of Equity Interests in Foreign Subsidiaries.

(c)  Each of the representations and warranties set forth in the Term Credit Agreement and in the other Loan Documents is true and correct in all material respects on and as of the Eighth Amendment Closing Date with the same effect as though made on and as of such date, except to the extent such representations and warranties expressly relate to an earlier date, in which case they shall be true and correct in all material respects as of such earlier date; provided, however, that, any representation and warranty that is qualified as to “materiality,” “Material Adverse Effect” or similar language shall be true and correct (after giving effect to any qualification therein) in all respects on such respective dates.

(d)  All proceeds of the 2023 Replacement Term Loans will be used for the purposes set forth in Section 2(a)(vii) hereof.

SECTION 5.  CONDITIONS PRECEDENT. This Eighth Amendment shall become effective as of the first date (the “Eighth Amendment Closing Date”) when each of the conditions set forth in this Section 5 shall have been satisfied:

(a)  The Administrative Agent shall have received a duly authorized, executed and delivered counterpart of the signature page to this Eighth Amendment from each Loan Party named on the signature pages hereto, the Administrative Agent and each of the 2023 Replacement Term Loan Lenders.

(b)  (i) All fees and expenses (including all invoiced reasonable out-of-pocket costs, fees and expenses (including invoiced reasonable and out-of-pocket legal fees and expenses reimbursable hereunder)) shall have been paid to the extent earned, due and owing and otherwise payable or reimbursable

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pursuant to the terms of the Loan Documents and, in the case of expenses, otherwise invoiced prior to the Eighth Amendment Closing Date, (ii) fees and expenses incurred by or on behalf of the 2023 Replacement Term Loan Lenders in connection with the funding of the 2023 Replacement Term Loans in the amounts agreed between the 2023 Replacement Term Loan Lenders and the Borrower, shall be due and payable on the Eighth Amendment Closing Date to the extent, in the case of expenses, invoiced at least three (3) business days prior to the Eighth Amendment Closing Date (provided that legal expenses payable pursuant to this clause (ii) shall be limited to the reasonable and documented fees and expenses of White & Case LLP and Davies Ward Phillips & Vineberg LLP, in each case, as counsel to the 2023 Replacement Term Loan Lenders) and (iii) all accrued and unpaid interest on the Existing 2022-2 Incremental Loans through, but not including, the Eighth Amendment Closing Date shall have been paid to the Administrative Agent for the ratable account of each Existing 2022-2 Incremental Lender, respectively.

(c)  Both immediately before and after giving effect to this Eighth Amendment, (i) no Default or Event of Default shall have occurred or be continuing and (ii) all representations and warranties contained in this Eighth Amendment, the Term Credit Agreement and in the other Loan Documents shall be true and correct in all material respects with the same effect as though such representations and warranties had been made on the date hereof (except to the extent such representations and warranties expressly relate to an earlier date, in which case they shall be true and correct in all material respects as of such earlier date; provided, however, that, any representation and warranty that is qualified as to “materiality,” “Material Adverse Effect” or similar language shall be true and correct (after giving effect to any qualification therein) in all respects on such respective dates).

(d)  The Administrative Agent shall have received a Committed Loan Notice meeting the requirements of Section 2.02(a) of the Term Credit Agreement for the 2023 Replacement Term Loans.

(e)  The Administrative Agent shall have received an officer’s certificate of the Borrower, dated the Eighth Amendment Closing Date, executed by a Responsible Officer of the Borrower certifying to the best of such officer’s knowledge, compliance with the requirements set forth in preceding clause (c) of this Section 5.

(f)  On the Eighth Amendment Closing Date, the Administrative Agent shall have received a customary opinion of Ropes & Gray LLP, U.S. counsel to the Loan Parties and Stikeman Elliott, Canadian counsel to the Loan Parties, in each case, (i) in form and substance consistent with the legal opinion delivered on the Closing Date with such changes as shall be reasonably satisfactory to the Administrative Agent, (ii) addressed to the Administrative Agent and the 2023 Replacement Term Loan Lenders and (iii) dated the Eighth Amendment Closing Date.

(g)  The Administrative Agent shall have received a customary certificate from each Loan Party, dated the Eighth Amendment Closing Date, signed by a Responsible Officer of such Loan Party, and attested to by the secretary or any assistant secretary of such Loan Party, with appropriate insertions, together with (i) certified copies of the certificate or articles of incorporation and by-laws (or other equivalent organizational documents), as applicable, of such Loan Party, (ii) customary resolutions of such Loan Party referred to in such certificate, (iii) incumbency or specimen signatures which identify by name and title the Responsible Officer or authorized signatory of such Loan Party authorized to sign this Eighth Amendment, and (iv) a good standing certificate from the applicable Governmental Authority of such Loan Party’s jurisdiction of incorporation, organization or formation, each dated a recent date prior to the Eighth Amendment Closing Date and certifying as to the good standing of such Loan Party (but only if the concept of good standing exists in the applicable jurisdiction); provided that in the case of preceding clause (i), such documents shall not be required to be delivered if such certificate includes a certification by such officer that the applicable organizational documents delivered to the Administrative Agent in connection with the initial

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funding of Term B Loans on the Closing Date (or any date thereafter) remain in full force and effect and have not been amended, modified, revoked or rescinded since the Closing Date (or such date thereafter).

(h)  The Administrative Agent shall have received a solvency certificate from the chief financial officer (or other officer with reasonably equivalent duties) of the Borrower substantially in the form of Exhibit D-2 to the Term Credit Agreement and dated the Eighth Amendment Closing Date certifying that the Borrower and its Restricted Subsidiaries are Solvent (after giving effect to the incurrence of the 2023 Replacement Term Loans and the application of the proceeds thereof).

SECTION 6.  REAFFIRMATION.

(a)  To induce the 2023 Replacement Term Loan Lenders and Administrative Agent to enter into this Eighth Amendment, each of the Loan Parties hereby acknowledges and reaffirms its obligations under each Loan Document to which it is a party, including, without limitation, any grant, pledge or collateral assignment of a lien or security interest, as applicable, contained therein, in each case, as amended, restated, supplemented or otherwise modified prior to or as of the date hereof (collectively, the “Reaffirmed Documents”). The Borrower acknowledges and agrees that each of the Loan Documents to which it is a party or otherwise bound shall continue in full force and effect, that all of its obligations thereunder shall be valid and enforceable and shall not be impaired or limited by the execution or effectiveness of this Eighth Amendment.

(b)  In furtherance of the foregoing Section 6(a), each Loan Party, in its capacity as a Guarantor under any Guaranty to which it is a party (in such capacity, each a “Reaffirming Loan Guarantor”), reaffirms its guarantee of the Guaranteed Obligations under the terms and conditions of such Guaranty and agrees that such Guaranty remains in full force and effect to the extent set forth in such Guaranty and after giving effect to this Eighth Amendment. Each Reaffirming Loan Guarantor hereby confirms that it consents to the terms of this Eighth Amendment and the Term Credit Agreement and that the principal of, the interest and premium (if any) on, and fees related to, the 2023 Replacement Term Loans constitute “Obligations” under the Loan Documents. Each Reaffirming Loan Guarantor hereby (i) confirms that each Loan Document to which it is a party or is otherwise bound will continue to guarantee to the fullest extent possible in accordance with the Loan Documents, the payment and performance of the Guaranteed Obligations, including, without limitation, the payment and performance of all such applicable Guaranteed Obligations that are joint and several obligations of each Guarantor now or hereafter existing; (ii) acknowledges and agrees that its Guaranty and each of the Loan Documents to which it is a party or otherwise bound shall continue in full force and effect and that all of its obligations thereunder shall be valid and enforceable and shall not be impaired or limited by the execution or effectiveness of this Eighth Amendment; and (iii) acknowledges, agrees and warrants for the benefit of the Administrative Agent, each other Agent and each Secured Party that there are no rights of set-off or counterclaim, nor any defenses of any kind, whether legal, equitable or otherwise, that would enable such Reaffirming Loan Guarantor to avoid or delay timely performance of its obligations under the Loan Documents.

(c)  In furtherance of the foregoing Section 6(a), each of the Loan Parties that is party to any Collateral Document, in its capacity as a Grantor (as defined in such Collateral Document) under such Collateral Document (in such capacity, each a “Reaffirming Grantor”), hereby acknowledges that it has reviewed and consents to the terms and conditions of this Eighth Amendment and the transactions contemplated hereby, including the extension of credit in the form of the 2023 Replacement Term Loans. In addition, each Reaffirming Grantor reaffirms the security interests granted by such Reaffirming Grantor under the terms and conditions of the Security Agreement and each other Loan Document (in each case, to the extent a party thereto) to secure the Obligations and agrees that such security interests remain in full force and effect. Each Loan Party hereby confirms that the security interests granted by such Reaffirming Grantor under the terms and conditions of the Loan Documents secure the 2023 Replacement Term Loans

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as part of the Obligations. Each Reaffirming Grantor hereby (i) confirms that each Collateral Document to which it is a party or is otherwise bound and all Collateral encumbered thereby will continue to secure, to the fullest extent possible in accordance with the Collateral Documents, the payment and performance of the Obligations, as the case may be, including, without limitation, the payment and performance of all such applicable Obligations that are joint and several obligations of each Guarantor and Grantor now or hereafter existing, (ii) confirms its respective grant to the Administrative Agent for the benefit of the Secured Parties of the security interest in and continuing Lien on all of such Grantor’s right, title and interest in, to and under all Collateral, in each case, whether now owned or existing or hereafter acquired or arising and wherever located, as collateral security for the prompt and complete payment and performance in full when due, whether at stated maturity, by required prepayment, declaration, acceleration, demand or otherwise, of all applicable Obligations (including all such Obligations as amended, reaffirmed and/or increased pursuant to this Eighth Amendment), subject to the terms contained in the applicable Loan Documents, and (iii) confirms its respective pledges, grants of security interests and other obligations, as applicable, under and subject to the terms of each of the Collateral Documents to which it is a party.

(d)  Each Guarantor acknowledges and agrees that (i) notwithstanding the conditions to effectiveness set forth in this Eighth Amendment, such Guarantor is not required by the terms of the Term Credit Agreement or any other Loan Document to consent to this Eighth Amendment and (ii) nothing in the Term Credit Agreement, this Eighth Amendment or any other Loan Document shall be deemed to require the consent of such Guarantor to any future amendment, consent or waiver of the terms of the Term Credit Agreement.

SECTION 7.  CONSENT. The Borrower and the Administrative agent hereby consent to the assignment of any 2023 Replacement Term Loans to any Lender (other than a Disqualified Institution) which is not an existing Lender or an Approved Fund in respect of an existing Lender, in each case, to the extent disclosed to the Borrower and the Administrative Agent prior to the date hereof. The Borrower hereby consents to the Administrative Agent’s use of the signature page attached hereto as Exhibit B in connection with the assignments to institutions previously disclosed to the Borrower in accordance with the immediately preceding sentence and the Administrative Agent may affix such signature page to each Assignment and Assumption that relates to such assignments.

SECTION 8.  MISCELLANEOUS PROVISIONS.

(a)  Ratification. This Eighth Amendment is limited to the matters specified herein and shall not constitute a modification, acceptance or waiver of any other provision of the Term Credit Agreement or any other Loan Document. Nothing herein contained shall be construed as a substitution or novation of the obligations outstanding under the Term Credit Agreement or any other Loan Document or instruments securing the same, which shall remain in full force and effect as modified hereby or by instruments executed concurrently herewith.

(b)  Governing Law; Submission to Jurisdiction, Etc. This Eighth Amendment shall be governed by, and construed in accordance with, the law of the State of New York. Sections 10.15(b) and 10.16 of the Term Credit Agreement are incorporated by reference herein as if such Sections appeared herein, mutatis mutandis.

(c)  Severability. Section 10.14 of the Term Credit Agreement is incorporated by reference herein as if such Section appeared herein, mutatis mutandis.

(d)  Counterparts; Headings. This Eighth Amendment may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and

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the same instrument. Delivery by telecopier, .pdf or other electronic imaging means of an executed counterpart of a signature page to this Eighth Amendment shall be effective as delivery of an original executed counterpart of this Eighth Amendment. The Administrative Agent may also require that signatures delivered by telecopier, .pdf or other electronic imaging means be confirmed by a manually signed original thereof; provided that the failure to request or deliver the same shall not limit the effectiveness of this Eighth Amendment or signature delivered by telecopier, .pdf or other electronic imaging means. Section headings herein are included for convenience of reference only and shall not affect the interpretation of this Eighth Amendment.

[Remainder of page intentionally blank; signatures begin next page]

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IN WITNESS WHEREOF, the parties hereto have caused their duly Responsible Officers to execute and deliver this Eighth Amendment as of the date first above written.

BOMBARDIER RECREATIONAL PRODUCTS INC.

By:	/s/ Martin Langelier
Name: Martin Langelier
Title: Authorized Person

By:	/s/ Sebastien Martel
Name: Sebastien Martel
Title: Authorized Person

BRP INC.

By:	/s/ Martin Langelier
Name: Martin Langelier
Title: Authorized Person

By:	/s/ Sebastien Martel
Name: Sebastien Martel
Title: Authorized Person

[BRP – Signature Page to Eighth Amendment to Fourth Amended and Restated Term Loan Credit Agreement (2023)]

BRP R&D SERVICES INC.

By:	/s/ Martin Langelier
Name: Martin Langelier
Title: Authorized Person

By:	/s/ Sebastien Martel
Name: Sebastien Martel
Title: Authorized Person

BRP US INC.

By:	/s/ Martin Langelier
Name: Martin Langelier
Title: Authorized Person

By:	/s/ Sebastien Martel
Name: Sebastien Martel
Title: Authorized Person

BRP US MANAGEMENT SERVICES, INC.

By:	/s/ Martin Langelier
Name: Martin Langelier
Title: Authorized Person

By:	/s/ Sebastien Martel
Name: Sebastien Martel
Title: Authorized Person

BRP QUERETARO S.A. DE C.V.

By:	/s/ Martin Langelier
Name: Martin Langelier
Title: Authorized Person

By:	/s/ Sebastien Martel
Name: Sebastien Martel
Title: Authorized Person

[BRP – Signature Page to Eighth Amendment to Fourth Amended and Restated Term Loan Credit Agreement (2023)]

BRP MEXICO S.A. DE C.V.

By:	/s/ Martin Langelier
Name: Martin Langelier
Title: Authorized Person

By:	/s/ Sebastien Martel
Name: Sebastien Martel
Title: Authorized Person

BRP MEXICAN DISTRIBUTION S.A. DE C.V.

By:	/s/ Martin Langelier
Name: Martin Langelier
Title: Authorized Person

By:	/s/ Sebastien Martel
Name: Sebastien Martel
Title: Authorized Person

ALUMACRAFT HOLDINGS, LLC

By:	/s/ Martin Langelier
Name: Martin Langelier
Title: Authorized Person

By:	/s/ Sebastien Martel
Name: Sebastien Martel
Title: Authorized Person

ALUMACRAFT BOAT CO.

By:	/s/ Martin Langelier
Name: Martin Langelier
Title: Authorized Person

By:	/s/ Sebastien Martel
Name: Sebastien Martel
Title: Authorized Person

[BRP – Signature Page to Eighth Amendment to Fourth Amended and Restated Term Loan Credit Agreement (2023)]

TRITON INDUSTRIES, INC.

By:	/s/ Martin Langelier
Name: Martin Langelier
Title: Authorized Person

By:	/s/ Sebastien Martel
Name: Sebastien Martel
Title: Authorized Person

BRP LOGISTICS N.A. INC. / BRP LOGISTIQUE N.A. INC.

By:	/s/ Martin Langelier
Name: Martin Langelier
Title: Authorized Person

By:	/s/ Sebastien Martel
Name: Sebastien Martel
Title: Authorized Person

BRP LOGISTICS MANAGEMENT ULC

By:	/s/ Martin Langelier
Name: Martin Langelier
Title: Authorized Person

By:	/s/ Sebastien Martel
Name: Sebastien Martel
Title: Authorized Person

[BRP – Signature Page to Eighth Amendment to Fourth Amended and Restated Term Loan Credit Agreement (2023)]

BRP GLOBAL DISTRIBUTION INC.

By:	/s/ Martin Langelier
Name: Martin Langelier
Title: Authorized Person

By:	/s/ Sebastien Martel
Name: Sebastien Martel
Title: Authorized Person

BRP MEGATECH INDUSTRIES INC.

By:	/s/ Martin Langelier
Name: Martin Langelier
Title: Authorized Person

By:	/s/ Sebastien Martel
Name: Sebastien Martel
Title: Authorized Person

BRP US SERVICES LLC

By:	/s/ Martin Langelier
Name: Martin Langelier
Title: Authorized Person

By:	/s/ Sebastien Martel
Name: Sebastien Martel
Title: Authorized Person

[BRP – Signature Page to Eighth Amendment to Fourth Amended and Restated Term Loan Credit Agreement (2023)]

BRP CHIHUAHUA S.A. DE C.V.

By:	/s/ Martin Langelier
Name: Martin Langelier
Title: Authorized Person

By:	/s/ Sebastien Martel
Name: Sebastien Martel
Title: Authorized Person

[BRP – Signature Page to Eighth Amendment to Fourth Amended and Restated Term Loan Credit Agreement (2023)]

BANK OF MONTREAL, as Administrative Agent and as a New 2023 Replacement Term Lender

By:	/s/ Aaron Weigel
Name: Aaron Weigel
Title: Managing Director

Schedule I

2023 Replacement Term Loan Commitment

2023 Replacement Term Loan Lender	2023 Replacement Term Loan Commitment

Bank of Montreal	$64,189,256.27

2023 Converting Incremental Lenders**	$432,060,743.73

Total 2023 Replacement Term Loan Commitments	$496,250,000.00

** SIGNATURE PAGES FOR 2023 REPLACEMENT TERM LOAN LENDERS ARE ON FILE WITH THE ADMINISTRATIVE AGENT.

EXHIBIT A

Amended Credit Agreement

[Attached.]

EXHIBIT B

Borrower Signature Page to Assignment and Assumption

[Attached.]